Mail Stop 3561

February 17, 2010

Mr. J. Patrick Kenny
Chief Executive Officer
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

      Re: **Drinks Americas Holdings, Ltd.**
           Form 10-K for Fiscal Year Ended April 30, 2009
           File No. 000-19086

Dear Mr. Kenny:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel and
      Health Care Services